DESIGNER EXPORT, INC.

21 PULAWSKA STREET, SUITE 23 LUBLIN, POLAND 20-051

Tel. +48-223896676

Fax. +48-224853458

E-mail: designerexport@gmail.com

January 15, 2010

United States

Securities and Exchange Commission

Division of Corporate Finance

Office of Beverages, Apparel and

Healthcare Services

Washington, DC 20549-3561

To the Attention of:  Mr. Louis Rambo, Ms. Pamela Howell, Ms. Nasreen Mohammed, and Mr. John Archfield.

Re: Designer Export, Inc

Form S-1/A, filed on December 9, 2009

Filing No. 333-162102

Dear Mr. Rambo, Ms. Howell, Ms. Mohammed and Mr. Archfield:

Further to your letter dated December 22, 2009, concerning the deficiencies in Form S-1/A filed on December 9, 2009, we provide the following responses:

Summary, page 5

1. SEC Comment: We note your response to comments three and 13 from our letter dated November 10, 2009, and your added disclosure on page 5 and 24 that brand owner exclusivity agreements may prevent brand owners from entering distribution agreements with you. Please revise your filing to also discuss whether your plan to resell designer clothing that you purchase from online retailers may violate any distribution or exclusivity agreements that brand owners may have regarding the apparel you are planning to sell, and discuss the  impact such violations would have upon your business.

Response: We revised our filing to discuss whether our plan to resell designer clothing that we purchase from online retailers may violate any distribution or exclusivity agreements that brand owners may have regarding the apparel we are planning to sell. We also discussed the impact such violations would have upon our business. Please refer to pages 5 and 24 of the prospectus:

“In purchasing brand name merchandise from E-bay.com and Liquidation.com to resell we might potentially be violating distribution or exclusivity agreements that these brand owners have with other parties.  This could possibly open us up to law suits or alternatively may limit our ability to fully implement our business plan, which could cause us to cease or suspend our operations.”

We also added a risk factor to page 10 of the prospectus:

“BECAUSE WE PLAN TO PURCHASE OUR CLOTHING FROM ONLINE RETAILERS LIKE E-BAY AND LIQUIDATION.COM TO RESELL, WE COULD POTENTIALLY BE VIOLATING DISTRIBUTION OR EXCLUSIVITY AGREEMENTS THAT THESE BRAND OWNERS HAVE WITH OTHER PARTIES.

Because we plan to purchase our clothing from online retailers like E-bay and Liquidation.com to resell, we could potentially be violating distribution or exclusivity agreements that these brand owners have with other parties.  This could possibly open us up to law suits or alternatively may limit our ability to fully implement our business plan, which could cause us to cease or suspend our operations."

Description of business, page 22

2. SEC Comment: We note the statement on page 22 that the “global apparel industry’s total revenue in 2006 was US $1,252.8 billion, which was approximately 68% of the overall industry value.” Please revise to clarify what you mean by “overall industry value”. In addition please provide the source of this information.

Response: We revised the statement on page 22 of the filing that the “global apparel industry’s total revenue in 2006 was US $1,252.8 billion, which was approximately 68% of the overall industry value” and removed the reference to “overall industry value”. We also provided the source of this information on page 22 of the prospectus:

“Apparel industry is one of the largest and most competitive industries in the world.  The global apparel industry’s total revenue in 2006 was US $ 1, 252.8 billion. The percentage share of different regions of the world in the total trade revenue in the year 2006 was:

Region	% Share
Asia Pacific	35.40%
Europe	29.40%
USA	22.30%
Rest of the world	12.90%

 (1)

(1)http://www.fashionproducts.com/fashion-apparel-overview.html#io

3. SEC Comment: We note the table on page 22 presenting “trade statistic”. Please revise to explain what the statistics in the table represent. The table appears to indicate that China’ apparel exports were over $8,260 billion, but you state on page 22 that the total global apparel industry revenue was $1, 252 billion. Please reconcile.

Response: We removed the table on page 22 of the filing presenting “trade statistic”.

4. SEC Comment: We reissue comment seven from our letter dated November 10, 2009. Please provide a more detailed business plan. See Item 101(h)(4) of the Regulation S-K. In addition, we continue to note references to your expectations to purchase inventory at least 40% off the suggested retail price and that you expect to purchase merchandise at highly discounted prices.  It continues to be unclear what service you will provide to encourage them to purchase merchandise from you rather than online clothing auctions. In addition, you have added a disclosure on pages 5 and 24 indicating that you plan to negotiate distribution agreements with brand owners. There is no basis to suggest these discounts would be available pursuant to distribution agreements. In addition, you have not fully discussed that aspect of your business plan in this section. Please revise to fully discuss your business plan as required by Item 101(h)(4).

Response: We removed all references to our expectations to purchase inventory at least 40% off the suggested retail price and changed “highly discounted prices” to “discounted prices” throughout the prospectus.

We added paragraph to page 23 of the prospectus discussing what service we will provide to encourage Polish stores to purchase merchandise from us rather than online clothing auctions:

“Our services will include:

-  To find new brand name merchandise online at discounted prices. Buy-it-now merchandise will be purchased if offered at 70-80% of MSRP, otherwise merchandise auctions will be used, which usually last 5-7 days and are not widely used by Polish retail stores because of the time difference, unfamiliarity of Polish retailers with USA online auction procedures and rules and finally because of the time and effort involved.

- To contact online supplies to make sure that merchandise is brand new and in original packaging,

- To negotiate multiple item shipping and insurance discounts as well as volume discounts for high volume orders (English language barrier for should be taken into consideration).

- To contact suppliers to rectify the problems in case counterfeit, damaged or misrepresented merchandise was supplied (English language barrier should be taken into consideration).”

Please note that our disclosure on pages 5 and 24 of the prospectus indicating that we plan to negotiate distribution agreements with brand owners was replaced with the following disclosure:

“In purchasing brand name merchandise from E-bay.com and Liquidation.com to resell we might potentially be violating distribution or exclusivity agreements that these brand owners have with other parties.  This could possibly open us up to law suits or alternatively may limit our ability to fully implement our business plan, which could cause us to cease or suspend our operations.”

5. SEC Comment: You state on page 23 that “in case counterfeit, damaged or misrepresented merchandise was supplied we will contact suppliers to rectify the problems.” Given that you plan to purchase inventory from ebay, in addition to brand owners, focus on the problems that may result.

Response: We added a paragraph to page 23 of the filling focusing on the problems that may result from our purchase of inventory from eBay:

“To minimize problems associated with the purchase of counterfeit, damaged or misrepresented merchandise only suppliers providing a 7-14 day full-money-refund return policy (which entitles the consumer to return the goods within that period for a full money refund) will be used to purchase merchandise. However, rectification of the above mentioned problems as well shipping time needed to return counterfeit, damaged or misrepresented merchandise to a supplier can be time consuming, which may negatively affect our operating results.”

6. SEC Comment: We note that you have referred to Dawns Designer Clothing’s website at ebay.com. This website provides prices for specific merchandise, but does not appear to compare these prices to MSRP or provide them as a percentage of MSRP. Please disclose your basis for claims that Dawns sells its merchandise at 70-80% of MSRP, and that you will be able to purchase inventory at least 40% off MSRP. Refer to Comment 11 from our letter dated November 10, 2009.

Response: We added instructions to page 23 of the prospectus explaining how to find the link to Dawns Designer Clothing’s store page, showing that Dawns sells its merchandise at 70-80% of MSRP:

“One of the non-exclusive examples would be E-bay based online designer clothing store “Dawns Designer Clothing” (http://stores.shop.ebay.com/DAWNS-DESIGNER-CLOTHING__W0QQ_armrsZ1), founded on December 5, 2002, which offers new brand name merchandise on “buy-it-now” basis 70-80% of MSRP. (5) Auction style merchandise can be purchased at “Dawns Designer Clothing” even with higher discounts.  On January 15, 2010 at least 106 brand name items were available for purchase at 70-80% of retail price.  In addition to this over 50 clothing items were offered to be purchased through auctions with even higher discounts.

(5)http://stores.ebay.com/DAWNS-DESIGNER-CLOTHING__W0QQLHQ5fBINZ1QQ_sacatZdawnsdesignerclothingQQ_sidZ72744680QQ_stickyZ1QQ_trksidZp4634Q2ec0Q2em14?_sop=10&_sc=1 (please note that the reference provided above will take you to the main page of Dawns Designer Clothing store offering buy-it-now merchandise at 70-80% of MSRP price. To be able to see the actual merchandise discount offered for the product please chose the item (you will be linked to another page), scroll down and check the product description.)

Product Description, page 23

7. SEC Comment: We note your disclosure on page 23 that you will only guarantee delivery of merchandise “similar to merchandise ordered by your customers”, and that this business model has “an increased risk of higher merchandise returns” that could materially affect your financial condition and harm your business. Please add risk factor disclosure addressing this risk. All material risks should be addressed in your risk factor sections.

Response: We added the risk factor addressing an increased risk of higher merchandise returns that could materially affect our financial condition and harm our business to page 10 of the prospectus:

“OUR BUSINESS MODEL HAS AN INCREASED RISK OF HIGHER MERCHANDISE RETURNS ASSOCIATED WITH IT, LEADING TO LARGER EXPENSES AND SMALLER REVENUES.

We plan to purchase apparel from online auctions which usually last for 5-7 days. Auction apparel is very quickly availed by customers therefore it is likely that some of items ordered by our customers might not be available at the time of the order. We cannot guarantee that merchandise ordered by our customers and supplied by Designer Export, Inc will be 100% match. We can only ensure our potential customers that merchandise delivered to them will be: brand new, similar to merchandise ordered by our customers (brand and description wise) and reasonably priced. This business model has an increased risk of higher merchandise returns associated with it, leading to larger expenses and smaller revenues. If we are not able to successfully protect ourselves against this risk, then it would materially affect our financial condition and our business could be harmed.”

Plan of Operations, page 30

8. SEC Comment: We note your plan of operations disclosure for the period November 2009 through September 2010. Please update to describe your plan of operations for the next 12 months and disclose any additional costs that you expect to incur, if applicable.

Response: We updated our plan of operations for the next 12 months on pages 30-31 of the filing. We do not expect to incur any additional costs due to the changes in our plan of operations.

“November-January, 2009-2010: Negotiate sales agreements with potential customers.

We expect our first merchandise order to be shipped to Poland between January 5 and 20, 2010. During October-December, 2009 we have we have contacted 44 prospective Polish businesses (out of 50-60 we have originally intended to contact). As of January 15, 2010 Artmex is the only Polish retailer we have signed sales agreement with. We have no other companies interested in signing sales distribution agreements as of January 15, 2010.

Even though the negotiation of additional agreements with customers will be ongoing during the life of our operations, we cannot guarantee that we will be able to find successful agreements, in which case our business may fail and we will have to cease our operations.

Even if we are able to obtain sufficient number of sales agreements at the end of the twelve month period, there is no guarantee that we will be able to attract and more importantly retain enough customers to justify our expenditures. If we are unable to generate a significant amount of revenue and to successfully protect ourselves against those risks, then it would materially affect our financial condition and our business could be harmed.

We are not raising any money in this offering. Our only sources for cash at this time are investments by shareholders in our company and cash advances from our sole director. There is no assurance that any additional financing will be available or if available, on terms that will be acceptable to us. Failure to raise additional financing will cause us to go out of business.  If this happens, you could lose all or part of your investment.

However as of January 15, 2010 we had $14,815 in bank account available for our business operations, which should be enough to ship our first merchandise to Poland in January 2010. Additionally, we expect our customers to pay for merchandise by wire transfer, check or money order in advance, before we ship the apparel to Poland.

We plan to fill placed orders and to supply the products within a period of thirty days (30) days or less following receipt of any written and paid order. We do not plan to purchase inventory in advance, but rather on request basis. We do not intend to store inventory for any period of time currently or in the future.

January-April, 2010: Commence Marketing Campaign. Estimated cost $2,000.

We plan to attend trade shows and exhibitions in retail industry, which help importers and exporters come face to face and find new business opportunities and trading partners.  We plan to attend the apparel and clothing show “Next Season”, on March 2-4, 2010 in Poznan, Poland to attend professional meetings and discussions, exchange of views and opinions, and most importantly to try to secure some contracts with potential customers.

Marketing is an ongoing matter that will continue during the life of our operations.

March-May 2010. Develop Website. Estimated Cost $3,455.

By March of 2010, assuming available recourses and company growth as planned we intend to begin developing our website.  We plan to hire an outside web designer to help us design and develop our website.  The website development costs, including site design and implementation will be approximately $2,800.  The ongoing annual costs (including one-time domain registration fee at $95, site hosting - $30 per month with SBC Yahoo and search engine registration - $200 per year) come up to $655.  Updating and improving our website will continue throughout the lifetime of our operations.

June-August, 2010: Hire Part-Time Sales Person. Estimated Cost $1,575.

Initially, our director, will look for potential customers in retail industry. We intend to use marketing strategies, such as direct mailing, phone calls and e-mails to potential customers.

Once potential customers begin to purchase our merchandise, we may hire one part-time salesperson with good knowledge and broad connections to the retail industry.

This individual will be an independent contractor compensated solely in the form of commissions, calculated as a percentage of net profits generated from sold merchandise orders.  The typical duties of the sales distribution person will be to find potential wholesalers/retailers to secure contracts and to retain existing customer base.  We expect to pay our sales distribution person nine percent of the net profits realized from our business (inventory purchases of approximately 35,000 (an estimate); Designer’s 50% margin of $35,000 is $17,500. Nine percent of $17,500 comes to $1,575).

 September, 2010 – January, 2011: Set up Office. Estimated cost $4,000.

By September of 2010, assuming available recourses, we might plan to set up office in Poland. We believe that it will cost approximately $4,000 to set up and obtain the necessary office equipment/furniture to begin operations. Our sole officer and director will handle our administrative duties.

Certain Relationships and Related Transactions, page 38

9. SEC Comment: You state on May 8, 2009, you issued 2.5 million shares of restricted common stock to Mr. Rabok in consideration of services rendered valued at $2,500. Conversely, in Note 3 (page F-9), Note 5 (page F-10), and the Recent Sales of Unregistered Securities disclosure (page 53) you state that these shares were purchased at 0.001per share for the total proceeds to you of $2,500. Please tell us if the consideration for these shares was cash or non cash and revise your conflicting disclosures, as necessary.

Response: We revised our disclosure re the issuance of 2.5 million shares of restricted common stock to Mr. Rabok on May 8, 2009. Please refer to page 38 of the filing:

“On May 8, 2009 we issued a total of 2,500,000 shares of restricted common stock to Mr. Rabok  for total cash proceeds of $2,500.”

10. SEC Comment: Please revise to provide the disclosure required by Item 404 (d) of Regulation S-K. We note the May 27, 2009 sale of common stock to your current officer and director.

Response: We revised to provide the disclosure required by Item 404 (d) of Regulation S-K regarding the May 27, 2009 sale of common stock to our current sole officer and director. Please refer to page 38 of the prospectus:

“On May 27, 2009, we issued a total of 500,000 shares of common stock at a price of $0.001 per share to Ms. Urszula Dorota Paszko our current sole officer and director for total cash proceeds of $500.”

Financial Statements for the Period from inception (March 31, 2009) to July 31, 2009, page 40.

Financial Statement Updating

11. SEC Comment: Please update your financial statements, as applicable, pursuant to Rule 8-08 of Regulation S-X.

Response: Pursuant to Rule 8-08 of Regulation S-X we updated our financial statements. Please refer to pages 50-53 of the prospectus.

Notes to Financial Statements, page F-5

Note 2 Summary of Significant Accounting Policies, page F-5

Recent Accounting Pronouncements, page F-6

12. SEC Comment: We note your disclosure that the Company will begin to use the new Codification when referring to GAAP in its annual report Form 10-K for the fiscal year ending July 31, 2010. Please be advised that the FASB Accounting Standards Codification (“FASB ASC”) is effective for financial statements issued for interim and annual periods ending after September 15, 2009. As a result, all non-SEC accounting and financial reporting standards have been superseded. In future filings, please revise any references to accounting standards accordingly.

Response: We revised references to accounting standards as requested. Please refer to pages 54-56 of the prospectus:

“DESIGNER EXPORT, INC.

(A Development Stage Company)

Notes to Financial Statements

October 31, 2009

(Unaudited)

NOTE 1- NATURE OF OPERATIONS AND BASIS OF PRESENTATION

DESIGNER EXPORT, INC. (“the Company”) was incorporated under the laws of the State of Nevada, U.S. on March 31, 2009.  The Company is in the development stage as defined under FASB ASC 915-10. “Development Stage Entities” and its efforts are primarily devoted to exporting designer brand apparel from the United States to Poland. The Company has not generated any revenue to date and consequently its operations are subject to all risks inherent in the establishment of a new business enterprise.  For the period from inception (March 31, 2009) through October 31, 2009, the Company has accumulated losses of $7,557.

The financial information is unaudited. In the opinion of management, all adjustments necessary to present fairly the financial position as of October 31, 2009 and the results of operations, stockholders' equity and cash flows presented herein have been included in the financial statements.

The accompanying unaudited financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information.  Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.  In the opinion of management, all adjustments considered necessary for a fair presentation have been included.  All such adjustments are of a normal recurring nature.  Operating results for the three month period ended October 31, 2009, are not necessarily indicative of the results that may be expected for the fiscal year ending July 31, 2010.  For further information refer to the financial statements and footnotes thereto included in the Company’s Registration Statement on Form S-1 for the year ended July 31, 2009.

The Company has evaluated subsequent events through January 12, 2010, the date which the financial statements were available to be issued. The Company has determined that there were no such events that warrant disclosure or recognition in the financial statements.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements present the balance sheet, statement of operations, stockholders’ equity and cash flows of the Company. The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States of America.

Fiscal Periods

The Company's fiscal year end is July 31.

Going Concern

The financial statements have been prepared on a going concern basis which assumes the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.  The Company has incurred losses since inception resulting in an accumulated deficit of $7,557 as of October 31, 2009 and further losses are anticipated in the development of its business raising substantial doubt about the Company’s ability to continue as a going concern.  The ability to continue as a going concern is dependent upon the Company generating profitable operations in the future and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.

Management intends to finance operating costs over the next twelve months with existing cash on hand and loans from directors and/or private placement of common stock. The financials statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event the company cannot continue in existence.

Cash and Cash Equivalents

The Company considers all highly liquid instruments with a maturity of three months or less at the time of issuance to be cash equivalents.

Use of Estimates and Assumptions

The  preparation  of  financial  statements  in conformity with accounting principles generally  accepted  in  the  United States requires  management  to make estimates and assumptions that  affect  the reported amounts of  assets and liabilities and disclosure of contingent assets and liabilities at  the  date  of  the  financial  statements  and the reported amounts of  revenues  and    expenses  during  the  reporting  period. Actual results could differ from those estimates.

Foreign Currency Translation

The Company's functional currency and its reporting currency is the United States dollar.

Fair Value of Financial Instruments

The carrying value of the Company’s financial instruments approximates their fair value because of the short maturity of these instruments.

Stock-based Compensation

Stock-based compensation is accounted for at fair value in accordance with FASB ASC 718-10, “Compensation- Stock Compensation”.  To date, the Company has not adopted a stock option plan and has not granted any stock options.

Income Taxes

The Company follows the liability method of accounting for income taxes in accordance with FASB ASC 740-10, “Income Taxes”.  Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax balances.  Deferred tax assets and liabilities are measured using enacted or substantially enacted tax rates expected to apply to the taxable income in the years in which those differences are expected to be recovered or settled.  Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.  The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment.

Net Loss per Share

The Company computes net loss per share in accordance with FASB ASC 260-10,"Earnings per Share". FASB ASC 260-10 requires presentation of both basic and diluted earnings per share (EPS) on the face of the income statement. Basic  EPS  is  computed   by  dividing  net  loss  available  to   common stockholders  (numerator)  by  the   weighted  average  number  of  shares outstanding (denominator) during the period.  Diluted EPS gives effect to all potentially dilutive common shares outstanding during the period. Diluted EPS excludes all potentially dilutive shares if their effect is anti-dilutive.

NOTE 3- STOCKHOLDERS’ EQUITY

The authorized capital of the Company is 75,000,000 common shares with a par value of $ 0.001 per share.

On May 8, 2009, the Company issued 2,500,000 shares of common stock to a director at a price of $0.001 per share for total cash proceeds of $2,500.

On May 27, 2009, the Company issued 500,000 shares of common stock at a price of $0.001 per share for total cash proceeds of $500.

On June 23, 2009, the Company issued 960,000 shares of common stock at a price of $0.01 per share for total cash proceeds of $9,600.

On July 16, 2009, the Company issued 550,000 shares of common stock at a price of $0.02 per share for total cash proceeds of $11,000.

During the period from inception (March 31, 2009) to October 31, 2009, the Company sold a total of 4,510,000 shares of common stock for total cash proceeds of $23,600.

NOTE 4- RELATED PARTY TRANSACTIONS

On March 31, 2009, the Company received an advance from the Director in the amount of $299. The amount due to this party is non-interest bearing, due upon demand and unsecured.

On May 8, 2009, the director purchased 2,500,000 shares of common stock in the Company at $0.001 per share for $2,500 (See Note 3- Stockholders’ Equity).

On May 27, 2009, Ms Paszko purchased 500,000 shares of common stock in the Company at $0.001 per share for $500 (See Note 3- Stockholders’ Equity).

On August 21, 2009, Mr. Rabok sold his 2,500,000 restricted shares of common stock in consideration for $2,500 cash to Mr. Mikhail Tarasevich, who is Designer Export, Inc’s new President, Chief Executive Officer, Treasurer, Chief Financial Officer, Chief Accounting Officer and sole member of our board of directors.

On September 28, 2009, Mr. Tarasevich sold his 2,500,000 restricted shares of common stock in consideration for $2,500 cash to Ms. Urszula Dorota Paszko, who is our new President, Chief Executive Officer, Treasurer, Chief Financial Officer, Chief Accounting Officer, Secretary and sole member of the board of directors.”

Note 5 – Related Party Transactions, page F-10

13. SEC Comment: We note on page 53 that Ms. Paszko acquired 500,000 shares on May 27, 2009 at a price of 0.001 per share for the total cash proceeds to you of $500. Please revise to also disclose this related party transaction in your footnotes.

Response: We disclosed the purchase of 500,000 shares on May 27, 2009 at a price of 0.001 per share for the total cash proceeds to us of $500 by Ms Paszko. Please refer to Note 5 – Related Party Transactions, page F-10:

“On May 27, 2009, Ms Paszko purchased 500,000 shares of common stock in the Company at $0.001 per share for $500 (See Note 3- Stockholders’ Equity). “

Please direct any further comments or questions you may have to the company's president Ms. Urszula Dorota Paszko at:

21 Pulawska Street, Suite 23

Lublin, Poland, 20-051

Tel. +48-223896676

Fax. +48-224853458

Thank you.

Sincerely,

/s/_ Urszula Dorota Paszko

Urszula Dorota Paszko, President